GATX Corporation 222 West Adams Street Chicago, Illinois 60606	Peter J. Falconer Associate General Counsel Tel: 312.621.8086 Fax: 312.499.7265 peter.falconer@gatx.com

August 10, 2012

VIA EDGAR CORRESPONDENCE

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GATX Corporation
Form 10-K for the year ended December 31, 2011
Filed February 24, 2012
File No. 001-02328

Dear Ms. Cvrkel:

On behalf of GATX Corporation (the “Company”), I am responding to the comment letter dated July 31, 2012, with respect to the above-referenced filing. Based on a telephonic discussion on August 9, 2012, between Alex Cohen of Latham & Watkins LLP, counsel to the Company, and Claire Erlanger of the Staff of the Division of Corporation Finance (the “Staff”), we hereby confirm that the Company expects to respond to the Staff’s comment letter on or about August 28, 2012.

If you have any questions or comments, or if you require any additional information, please call me at (312) 621-8086.

Sincerely yours,

/s/ Peter J. Falconer
Peter J. Falconer
Associate General Counsel and
Assistant Secretary